UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 1-K

ANNUAL REPORT for the fiscal year ended December 31, 2022

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

FEEL THE WORLD, INC.

D.B.A. XERO Shoes

(Exact name of issuer as specified in its charter)

Commission File Number:  24R-00082

Delaware	27-4419848
State of other jurisdiction of Incorporation or organization	(I.R.S. Employer Identification No.)

100 Technology Drive, Suite 315, Broomfield, Colorado 80021

(Full mailing address of principal executive offices)

(303) 447 – 3100

(Issuer's telephone number, including area code)

Title of each class of securities pursuant to Regulation A:

Class A Voting Common Stock

and

Class B Non-Voting Common Stock

In this filing, references to the terms "we", "our", "us", "Feel The World, Inc.", "FTWI", "Xero Shoes®", "Xero", or "the Company" means Feel The World, Inc.

THIS ANNUAL REPORT, PARTICULARLY THE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS MAY CONTAIN FORWARD–LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.  THESE FORWARD–LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS MD&A, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD–LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD–LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD–LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

Item 1. DESCRIPTION OF BUSINESS

Feel The World, Inc., d.b.a. Xero Shoes®, is footwear brand focusing on natural movement, quality craftsmanship, and affordability. Xero Shoes® product lines currently include minimalist casual and performance shoes, boots, and sandals, as well as do-it-yourself (DIY) sandal kits. Its products are sold directly to customers through its own website, via third party sites such as Amazon, in certain retail stores, and to international wholesale and distribution partners.

The Company's brand tenets are:

• NATURAL FIT. Wide toe boxes let your toes spread and relax with a Xero drop, non-elevated heel for proper posture.

• NATURAL MOTION. Flexible soles let your feet bend and flex naturally and feature a low-to-the- ground design for balance and agility.

• NATURAL FEEL. Our patented FeelTrue® sole lets you safely Feel The World, protecting your feet while giving your brain the feedback it wants.

The Company has experienced rpid growth at a compound annual growth rate of 66%, with revenue increasing from $1.4 million in 2015 to $48.7 million in 2022.

The Company designs and develops its own footwear styles, which it contracts with third parties to manufacture. In 2022, the Company transitioned away from using a manufacturing agent to better control costs and ensure the quality of the product. The Company works directly with several manufacturers and multiple material suppliers.

As of the end of 2022, the Company employed the full time equivalent of 72 people.

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Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

Overall

Our strategic focus in 2022 continued to be on:

•	Building brand awareness
•	Expanding our operational capacity in the United States to support the increased sales volume
•	Developing new and exciting styles to meet our customers’ footwear needs
•	Growing the newly opened direct-to-consumer channel in Europe
•	Investing in our leadership team, and
•	Maintaining our levels of customer service while keeping our employees safe during the pandemic.

Net revenues

Feel the World, Inc. generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution. In 2022, we had tremendous growth in both business segments and across all channels:

Growth of net revenue by geography:

(in thousands)	2022	2021	$ Change	% Change
North American	$43,265	$31,326	$11,939	38.1%
European	5,487	2,285	3,202	140.1%
Total	$48,752	$33,611	$15,141	45.0%

Growth of net revenue by channel:

(in thousands)	2022	2021	$ Change	% Change
Direct-to-consumer	$32,078	$23,844	$8,234	34.5%
Wholesale/Distributor	10,176	6,179	3,997	64.7%
Amazon	6,498	3,588	2,910	81.1%
Total	$48,752	$33,611	$15,141	45.0%

Comparative Channel Mix	2022	2021
Direct-to-consumer	66%	71%
Wholesale/Distributor	21%	18%
Amazon	13%	11%

The percentages above are shown net of returns.

Overall net revenue growth was driven by the continued expansion of types of footwear offered, our targeted consumer marketing campaigns, the direct-to-consumer channel in Europe, and the overall increase in consumer’s knowledge of minimalist footwear. As a consequence of our efforts to gain a foothold in the European Union, our Average Order Value (AOV) for direct to consumer decreased to $99 in 2022 compared to $111 in 2021. Net revenue continued to grow as the number of pairs of shoes sold increased from 215,000 in 2021 to 323,000 in 2022.

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While sales growth was strong year over year, the Company continued to face some headwinds due to production-related supply chain issues.

Our rate of returns and exchanges continues to be at or below the industry standard due to the lower rate of returns on sandals in general. We continue to experience a lower rate of returns on the direct-to-consumer channel as compared to sales through Amazon. Amazon returns were comparable to last year at 29%, and direct-to-consumer returns increased slightly from 13% in 2021 to 15% in 2022.

The Company is focused on expanding internationally as well as through other digital and brick and mortal channels. The Company also continues to measure the customer acquisition costs to determine the most efficient and productive distribution channels.

Gross Profit

Gross profit for the year ended December 31, 2022, increased by $5.2 million over the prior year, while gross margin decreased from 51% to 46%. This decrease in gross margin was the result of (1) promotional discounting in the European Union as part of the startup of the direct-to-consumer website, (2) the increased percentage of sales to Amazon and the wholesale channel, and (3) continued elevated costs of production and shipping costs, which began to lower in the fourth quarter of 2022. The Company did not raise the MSRP of its products in 2022. The Company strategically utilized air freight to ensure key styles were available in a timely manner in the fall of 2021 and spring of 2022 due to supply chain delays. The Company has not used air freight since.

Expenses

Total operating expenses increased 49% for the year ended December 31, 2022, compared to 2021 mainly due to additional payroll and marketing costs.  The Company started 2022 with 67 employees and ended with 72. Additional employees were added to enhance the leadership and creative teams, to support the increased volume of sales, and increase sales support office in the Czech Republic. Additionally, the Company continued to adjust salaries to market rates to retain key talent.

The Operations line item includes our customer service costs and the dedicated warehousing expenses needed to maintain inventory to accommodate customer needs. Management allocates a portion of operations expense to Cost of Goods Sold that relates to the handling of incoming inventory. Operations increased 18% or $430,000 in 2022 to $2.8 million mainly due to increased personnel, increasing salaries, and an increase in rent costs to meet demand. Operating costs as a percentage of net revenue decreased from 7% in 2021 to 6% in 2022.

Sales and marketing expenses increased by $3.3 million in the year ended December 31, 2022, compared to the prior year. Sales and marketing expenses remained at 22% of net revenue, The Company continues to explore different ways to improve sales conversion.

Research and development expenses for the year ended December 31, 2022, increased by $712,000 or 107% over 2021. Additional investment in creative personnel to support and maintain our new factory direct structure as well as additional costs to maintain and innovate a larger line of styles account for the increase.

Interest expense for the year ended December 31, 2022, was $157,000 more than 2021. This was the result of the Company drawing the full amount of its revolving loan with J.P. Morgan and increased interest rates compared to 2021.

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Net income

For the year ended December 31, 2022, the Company had income before income tax of $1.6 million, or 3% of net revenues, compared to $3.3 million, or 10% of net revenues in the year ended December 31, 2021. In 2022 the Company was in transition operationally as key personnel were added and initiatives to handle current growth and ensure future growth were begun. The Company believes this investment to be key to its future growth. However, this investment and additional product costs contributed to the reduction of our profit margin.

(b) Liquidity and Capital Resources

Throughout its history, the Company has used a combination of long-term notes payable, short-term lines of credit, revolving credit cards, trade payables and a small equity raise to retain adequate working capital to provide stability to our workforce and fund our inventory supply chain. In November 2021, the Company closed on a revolving loan with JP Morgan Chase that was used to refinance the Genlink/La Plata loan and provided an additional $4.0 million of credit for working capital. The Company utilized the full amount of that credit facility in 2022 to finance the purchase of inventory to support our growth.

Please see the debt and equity footnotes to the financial statements for additional disclosures.

There are no long-term commitments, other than the debt listed in the accompanying financial statements, that would limit the Company's ability to use its current capital.  The Company has an established history of fulfilling all its loan obligations on time.

(c) Trend Information

Over the last several years the Company has traversed one economic shock after another, including increased tariffs, COVID-19, supply chain delays, and now high inflation. The Company anticipates continued strong growth year over year and believes the recent large investment in inventory to support those sales is sufficient to avoid any material negative impact to sales at the time of this of this filing. Because of the perennial nature of the industry, the Company does not anticipate the inventory will go out of style.

As the Company is pursuing various expansion strategies across multiple channels and regions, it is not providing guidance on projected revenue or EBITDA.

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Item 3. DIRECTORS & OFFICERS

Name	Position	Age	Term of Office
Steven Sashen*	Chief Executive Officer	60	December 2010 – Present
Lena Phoenix *	President	54	December 2010 – Present
Erin Edwards**	Board Member	39	December 2020 – Present
Marc Schneider**	Board Member	63	December 2020 – Present
Dennis Driscoll	Chief Product Officer	73	November 2012 – Present
David Barnhill	Chief Financial Officer	53	June 2021 – Present
Brighton Wang	Chief Operating Officer	42	July 2021 – Present

Each elected board member will serve a one-year term and must be re-elected yearly by the Common Stock Class A voting shareholders.

*	Family Relationships: Steven Sashen and Lena Phoenix are a married couple.

**	Erin Edwards and Marc Schneider are employed by TZP Group, et. al.

Steven Sashen, Co-founder/CEO/Board Member. Steven is the Company's strategic and marketing visionary. His diverse background includes creating Scriptware, word processing software for film and TV writers, and working professionally as a stand-up comedian and Emmy award-winning television personality. He has created numerous instructional, educational, and comedic videos for the Company that have received over two million views and helped establish the brand's authenticity and personality. He is a Masters All-American sprinter. Steven holds a BS from Duke University and an MFA from Columbia University.

Lena Phoenix, Co-founder/President/Board Member. A fourth-generation entrepreneur, Lena’s previous ventures include the founding and sale of a mortgage company and serving as President of a management, internet marketing and publishing company. She is also an award-winning author. Lena attended Reed College and holds a BA from Naropa University.

Erin Edwards, TZP Group Partner/Board Member. Prior to being a Group Partner at TZP, Erin spent 10 years at North Castle Partners, a private equity firm focused on consumer investments that benefit from healthy living and aging trends. Prior to joining North Castle, Erin was an investment professional at AEA Investors, where she focused on the execution and monitoring of investments across various B2B and B2C segments, and Insight Venture Partners, where she sourced, executed and monitored various investments across the software and technology verticals. She also worked as Director of Corporate Development at Acronis Software. Erin graduated summa cum laude from the University of Pennsylvania with a B.A. in Economics.

Marc Schneider, TZP Group Senior Advisor/Board Member. Marc Schneider is a veteran in retail and wholesale space with over 35 years of experience in building brands and global businesses. Mr. Schneider was most recently CEO of Kenneth Cole Productions. Prior to joining Kenneth Cole Productions, Inc., he was Group President of the Heritage Brands at PVH Corp. He is currently a Board Member at RG. Barry and the Saatva Company. He is a graduate of the University of Massachusetts Amherst with a B.B.A. in Business Administration & Management.

Dennis Driscoll, Chief Product Officer. Dennis was previously the Global Design Director for Crocs, a billion dollar per year public footwear corporation, where he managed all of the new product designers. Dennis was one of four founders of Avia Athletic Footwear, which grew to $500 million in revenue and was acquired by Reebok. He has held senior positions at Converse, Wilson Sporting Goods, Doc Martens Footwear, and Osaga Athletic Footwear.

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David Barnhill, Chief Financial Officer. David has 20 plus years of financial leadership experience that has ranged from multi-billion-dollar public companies to private companies navigating through high growth phases. He began his career as part of Performance Food Group as a member of the corporate acquisition team as the director of finance, and most recently has worked as the CFO in two fast growing companies, Ascentia and Stoneside Shades and Blinds. David has a Master of Science in Finance and Master of Accountancy from the University of Denver.

Brighton Wang, Chief Operations Officer. Brighton Wang was the Vice President of Supply Chain at Shoes For Crews, where he was responsible for manufacturing, sourcing, logistics, and distribution. Prior to the footwear industry, Brighton was a management consultant advising public and private companies on profit strategy, margin enhancement, and supply chain & operations. Brighton earned an MBA from the Kellogg School of Management and a Bachelor of Science in Biomedical Engineering and Economics from Duke University.

Jody Eichler, Vice President of Digital Marketing. Jody has over 20 years of experience in digital marketing, strategy, and campaign execution. She has a proven track record of improving web traffic and increasing returns on advertising spend. Most recently, Jody has worked for SPOT Pet Insurance. Prior to that she was the principal owner of JET: Your Online Marketing Engine, where she provided digital marketing consultation and executional services to a wide range of customers that included startups to top-10 internet retailers.

COMPENSATION

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($) stock options, etc.	Total compensation ($)
Jody Eichler	VP Digital Marketing	205,000	13,029	218,029
David Barnhill	CFO	210,000	11,900	221,900
Brighton Wang	COO	235,000	25,286	260,286

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of the performance of their duties.

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Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class(1)	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Voting Common Stock	Lena Phoenix, 100 Technology Drive, Suite 315, Broomfield, CO 80021	3,263,753 shares(2)	1,636,876 shares. Spouse of Steven Sashen and shares the same residence	34%

Class A Voting Common Stock	Steven Sashen, 100 Technology Drive, Suite 315, Broomfield, CO 80021	1,636,876 shares(3)	3,236,753 shares. Spouse of Lena Phoenix and shares the same residence	17%

(1) The number of outstanding shares of Class A Voting Stock held by 18 independent shareholders is 389,351. The number of shares held in reserve for the Employee Stock Option Plan is 733,424, with 499,157 of these share options having been issued of which 315,000 having been exercised.

(2) Includes 1,600,000 shares of Class A Voting Stock Common Stock held by Lena Phoenix in Summer Dojo LLC, a Wyoming Limited Liability Company and 500,000 shares of Class A Voting Common Stock held by Lena Phoenix in Rose Violet LLC, a Wyoming Limited Liability Company. Ms. Phoenix has voting and dispositive power over the shares of Class A Voting Stock held by Summer Dojo LLC and Rose Violet LLC.

(3) Includes 1,200,000 shares of Class A Voting Common Stock held by Steven Sashen in Autumn Moon LLC, a Wyoming Limited Liability Company. Mr. Sashen has voting and dispositive power over the shares of Class A Voting Stock held by Autumn Moon LLC.

The Company has issued 3,681,234 of Preferred Shares convertible to Class A Voting Common Stock carrying a 10% dividend rate convertible under certain conditions.

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Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None

Item 6. OTHER INFORMATION

None

Item 7. CONSOLIDATED FINANCIAL STATEMENTS

See Page 9

8

Feel The World, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2022 and 2021

9

FEEL THE WORLD, INC.

TABLE OF CONTENTS

10

To the Board of Directors of

Feel The World, Inc.

Broomfield, CO

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Feel The World, Inc. and subsidiaries (the “Company”) which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021 and the results of its consolidated operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

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Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

April 30, 2023

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

12

FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
ASSETS
Current Assets:
Cash and cash equivalents	$5,141,951	$8,024,660
Accounts receivable	624,774	520,504
Inventory assets	14,948,320	6,792,467
Inventory in transit	3,460,989	6,976,755
Income tax receivable	678,249	273,614
Prepaid expenses	350,171	171,150
Total Current Assets	25,204,454	22,759,150
Non-Current Assets:
Property and equipment, net	1,101,483	862,078
Intangible assets, net	399,457	340,199
Deposits	69,990	77,433
Deferred tax assets	220,000	—
Operating lease right-of-use assets	2,402,185	—
Total Non-Current Assets	4,193,115	1,279,710

TOTAL ASSETS	$29,397,569	$24,038,860

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

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FEEL THE WORLD, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2022 and 2021

	December 31, 2022	December 31, 2021
Liabilities:
Current Liabilities:
Accounts payable	$3,644,306	$5,715,818
Accrued expenses	2,157,637	2,416,864
Customer deposits	75,936	664,485
Deferred revenue	166,450	68,056
Deferred lease payable, current portion	—	25,569
Operating lease liability, current portion	724,925	—
Lines of credit, current portion	225,000	125,000
Total Current Liabilities	6,994,254	9,015,792
Long-Term Liabilities:
Lines of credit, net of unamortized discount	5,559,422	1,761,938
Deferred lease payable, net of current portion	—	29,283
Operating lease liability, net of current portion	1,817,056	—
Deferred taxes liability, net	—	57,437
Total Long-Term Liabilities	7,376,478	1,848,658
Total Liabilities	14,370,732	10,864,450

Series A Preferred stock, $0.0001 par, 3,681,234 shares authorized, 3,681,234 and 3,681,234 shares issued and outstanding, liquidation preferences of $15,245,171 and $13,859,247, as of December 31, 2022 and December 31, 2021, all respectively.	368	368

Stockholders' Equity:
Class A common stock, $0.0001 par, 19,824,168 shares authorized, 5,289,980 and 4,974,980 shares issued and outstanding as of December 31, 2022 and December 31, 2021, respectively.	529	497
Class B common stock, $0.0001 par, 175,832 shares authorized, 175,707 and 175,707 shares issued and outstanding as of December 31, 2022, and December 31, 2021, respectively.	18	18
Additional paid-in capital	8,351,798	8,022,357
Treasury Stock	(4,424)	(4,424)
Retained earnings	6,840,267	5,222,185
Accumulated other comprehensive income/(loss)	(161,719)	(66,591)
Total Stockholders’ Equity	15,026,837	13,174,410

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$29,397,569	$24,038,860

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the years ended December 31, 2022 and 2021

	2022	2021

Net revenues	$48,751,753	$33,611,460
Cost of goods sold	26,552,986	16,616,665
Gross profit	22,198,767	16,994,795

Operating Expenses:
General & administrative	5,101,459	3,011,855
Sales & marketing	10,734,581	7,410,610
Research & development	1,378,768	665,840
Operations	2,815,478	2,385,201
Total operating expenses	20,030,286	13,473,506

Income from operations	2,168,481	3,521,289

Other income / (Expense):
Interest income	3,980	2,586
Interest expense	(351,973)	(194,588)
Other expense	(221,715)	—
Total other income / (expense)	(569,708)	(192,002)

Income before income tax	1,598,773	3,329,287

Provision for (benefit from) income tax	(19,309)	730,498

Net income	$1,618,082	$2,598,789

Other comprehensive income/(expense):

Foreign currency translation gain/(loss)	(95,128)	(91,535)

Total comprehensive income	$1,522,954	$2,507,254

Weighted-average vested common shares outstanding
-Basic	5,336,139	5,150,687
-Diluted	5,533,886	5,530,985
Net earnings per common share
-Basic and Diluted	$0.30	$0.50
- Diluted	$0.29	$0.47

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2022 and 2021

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Income / (Loss)	Retained Earnings	Total Stockholders’ Equity
Balance at December 31, 2020	3,681,234	$368	4,974,980	$497	175,832	$18	1,000	$(4,000)	$7,998,251	$24,944	$2,623,396	$10,643,474

Net income	—	—	—	—	—	—	—	—	—	—	2,598,789	2,598,789

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(91,535)	—	(91,535)

Stock compensation	—	—	—	—	—	—	—	—	24,106	—	—	24,106

Stock repurchase	—	—	—	—	(125)	—	125	(424)	—	—	—	(424)

Balance at December 31, 2021	3,681,234	368	4,974,980	497	175,707	18	1,125	(4,424)	8,022,357	(66,591)	5,222,185	13,174,410

Net income	—	—	—	—	—	—	—	—	—	—	1,618,082	1,618,082

Exercise of stock option	—	—	315,000	32	—	—	—	—	261,419	—	—	261,451

Other comprehensive loss	—	—	—	—	—	—	—	—	—	(95,128)	—	(95,128)

Stock compensation	—	—	—	—	—	—	—	—	68,022	—	—	68,022

Balance at December 31, 2022	3,681,234	$368	5,289,980	$529	175,707	$18	1,125	$(4,424)	$8,351,798	$(161,719)	$6,840,267	$15,026,837

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

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FEEL THE WORLD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2022 and 2021

	2022	2021

Cash Flows From Operating Activities
Net Income	$1,618,082	$2,598,789
Adjustments to reconcile net income to net cash provided by/(used in) in operating activities:
Inventory write-off	364,422	385,048
Depreciation and amortization	382,056	271,930
Stock-based compensation	68,022	24,104
Deferred taxes	(277,437)	(33,318)
Loan Fees	—	(89,936)
Amortization of loan fees	22,484	11,965
Loss on disposal of assets	50,788	9,311
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(104,270)	(418,000)
(Increase)/Decrease in inventory	(8,520,275)	(3,461,556)
(Increase)/Decrease in inventory in transit	3,515,766	(5,030,730)
(Increase)/Decrease in income tax receivable	(404,635)	(108,218)
(Increase)/Decrease in prepaid expenses	(142,632)	(111,432)
(Increase)/Decrease in deposits	7,443	(64,028)
(Increase)/Decrease in operating lease right-of-use assets	(2,402,185)	—
Increase/(Decrease) in accounts payable	(2,071,512)	3,333,067
Increase/(Decrease) in accrued expenses	(259,227)	1,736,288
Increase/(Decrease) in deferred lease payable	(54,852)	(12,802)
Increase/(Decrease) in operating lease liability	2,541,981	—
Increase/(Decrease) in customer deposits	(588,549)	397,724
Increase/(Decrease) in deferred revenue	98,394	30,093
Net cash used in operating activities	(6,156,136)	(531,701)

Cash Flows From Investing Activities
Cash paid for intangibles	(109,945)	(199,168)
Cash paid for property and equipment	(657,951)	(675,686)
Cash used in investing activities	(767,896)	(874,854)

Cash Flows From Financing Activities
Proceeds from lines of credit	4,000,000	2,000,000
Repayments on line of credit	—	(1,825,000)
Repayments on term loans	(125,000)	—
Proceeds from exercise of stock option	261,451	—
Repurchase of common stock	—	(423)
Net cash provided by financing activities	4,136,451	174,577

Effect of foreign currency gain / (loss)	(95,128)	(91,535)

Net Change in Cash	(2,882,709)	(1,323,513)
Cash at Beginning of Year	8,024,660	9,348,173
Cash at End of Year	$5,141,951	$8,024,660

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$309,864	$198,463
Cash paid for income taxes	$551,300	$872,034

Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of common stock to preferred stock	$—	$—
Capitalized interest to principal	$—	$—

See Independent Auditor’s Report and accompanying notes, which are an integral part of these consolidated financial statements

17

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized on December 17, 2010, under the laws of Delaware. The Company sells footwear to retailers, distributors, and direct to consumers. Feel the World EU B.V., a private limited liability company formed under the laws of the Netherlands on September 5, 2019, is a wholly owned subsidiary of the Company. Xero Shoes EU s.r.o., a private limited liability company formed under the laws of the Czech Republic on July 15, 2021, is a wholly owned subsidiary of Feel the World EU B.V. Feel The World, Inc. and its subsidiaries are collectively referred to as “the “Company”, “we”, “our”, and “us” in this report.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”).

The Company adopted the calendar year as its basis of reporting.

The Company prepares consolidated financial statements in accordance with GAAP. These consolidated financial statements include all accounts of Feel the World, Inc., along with its fully owned subsidiaries, Feel the World EU B.V. and Xero Shoes EU s.r.o. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP.

Foreign Currency

The consolidated financial statements are presented in United States Dollars, (“USD”), which is the reporting currency and the functional currency of the Company’s U.S. operations. The functional currency of the subsidiaries is its local currency. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. When it is impractical to track the exchange rates at the date of transactions, weighted average rates were applied as permitted by Topic 830. Related translation adjustments are reported as a separate component of stockholders’ equity, whereas gains or losses resulting from foreign currency transactions are included in results of operations. For the year ended December 31, 2022, the foreign currency translation loss was $95,128. For the year ended December 31, 2021, the foreign currency translation loss was $91,535.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed insurance limited provided by the Federal Deposit Insurance Corporation (“FDIC”) and its international equivalents. On December 31, 2022 and 2021, the Company’s cash balances exceeded such insured limits by $4,724,543 and $7,034,268, respectively, and no losses have been recognized due as a result of these excess amounts.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  The Company has no accounts receivable allowances as of December 31, 2022 and 2021, respectively.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2022 and 2021 consist of products purchased for resale and any materials the Company purchased to modify the products. The Company operates a warehouse to process sales, returns and exchanges in the United States and maintains agreements with third-party logistics providers in the Czech Republic and the People’s Republic of China. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than the carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in Cost of Goods Sold in the statements of operations. The Company wrote off inventory worth $364,422 and $385,048 for the years ended December 31, 2022 and 2021, respectively. The write off amount for both years includes inventory impairment, loss, disposal for damaged inventory due to returns or quality control issues. Some of these shoes were destroyed, and the majority were donated to charity.

Inventory in Transit

Inventory in transit includes products manufactured for sale that have been shipped by the suppliers but not yet been received at our warehouses.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Depreciation for footwear molds and lasts of $302,599 and $205,202 are included in Cost of Goods Sold for the years ended December 31, 2022 and 2021, respectively. The balances as of December 31, 2022 and 2021 mainly consist of footwear manufacturing assets and equipment assets with 3-10 year lives.

19

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Capital assets and depreciation expense as of December 31, 2022 and 2021 (full year deprecation) are as follows:

	2022	2021
Footwear molds	$1,734,543	$1,152,706
Footwear lasts	21,840	21,840
Furniture and equipment	496,929	472,117
Trade show booth	7,247	2,905
Website	30,000	30,000
Leasehold improvements	136,274	145,472
	2,426,833	1,825,040
Accumulated depreciation	(1,325,350)	(962,962)
Property and equipment, net	$1,101,483	$862,078
Depreciation expense	$380,625	$267,026

Leases and Leasehold Improvements

We determine if an arrangement is, or contains, a lease at inception of the contract. As a lessee, we consider a contract to be, or contain, a lease if the contract conveys the right to control the use of an identified asset in exchange for consideration. We recognize in the consolidated balance sheets the obligation to make lease payments and a right-of-use (“ROU”) asset representing our right to use the underlying asset for the lease term. As an accounting policy election, we do not record leases with an initial term of 12 months or less on the consolidated balance sheets, instead we recognize lease expense for these leases on a straight-line basis over the lease term. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For leases that commenced before January 1, 2022, we have applied the modified retrospective transition method which resulted in comparative information not being restated. The new lease accounting standard, ASC Topic 842, Leases, provides several optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess our prior conclusions about lease identification, lease classification and initial direct costs.

Right-of-use assets and liabilities are initially measured at the present value of lease payments over the lease term, discounted using the interest rate implicit in the lease at the commencement date. ROU assets are adjusted for any lease payments made prior to lease commencement, lease incentives, and accrued rent. If the rate implicit in the lease cannot be readily determined, we discount the lease using our incremental borrowing rates. Our leases may include options to extend or terminate the lease. When it is reasonably certain that we will exercise such an option, the lease term includes those periods. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable costs, such as maintenance expenses, property taxes, property insurance, transaction-based lease payments and index-based rate increases, are expensed as incurred. Right-of-use assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis.

Any leasehold improvements made by the Company to the underlying assets for the need of our operations are capitalized and recognized separately from the ROU assets. The leasehold improvements are subsequently amortized over the shorter of the useful life of leasehold improvements or the remaining lease term.

20

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Intangible Assets

There are numerous patents and trademarks important to the Company’s business. Most of our trademarks are registered. As long as the Company intends to continue using its trademarks, they are renewed indefinitely. The Company files for and actively defends its patents. Patents are amortized over a 20-year useful life with patent amortization expense of $1,431 and $4,904 for the years ended December 31, 2022 and 2021, respectively. Patent and trademark values are reviewed annually for potential impairment. The Company determined that no impairment is currently warranted. The intangibles carrying amount and amortization expense as of December 31, 2022 and 2021 are as follows:

	2022	2021
Trademarks	$241,221	$181,344
Patents	165,581	124,917
Software in progress	—	39,852
Intangible assets	406,802	346,113
Accumulated amortization	(7,345)	(5,914)
Intangible assets, net	$399,457	$340,199
Amortization expense	$1,431	$4,904

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Accounts Payable

Any contractual obligations for payments stemming from goods and services delivered by our suppliers and vendors are recognized in the reporting periods when costs and expenses are incurred but no payment arrangements have been made. On January 10, 2018, the Company entered into an agreement with UPS for a $400,000 unsecured cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. In 2019, the line was reauthorized in the amount of $500,000 with $1,000 origination fee with a fixed advance rate of 2.75% of the principal borrowed. The Company repaid the line in full and was closed during 2021. The Company had balances owed of $0 and $0 on December 31, 2022 and 2021, respectively. Interest and related fees of $0 and $0 were paid for the years ended December 31, 2021 and 2022, respectively.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Customer Deposits

At the time an order is placed, some international distributors pay a portion of their order or full amount based on the payment terms and conditions stipulated in their contracts with the Company. In accordance with revenue recognition policies (see below), these amounts are recorded as a liability until all revenue recognition conditions have been met.

Deferred Revenue

Customer orders received but not shipped are recognized as deferred revenue.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when shipment of goods to its customers has occurred satisfying its performance obligations, acceptance has been approved by its customers, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, Revenue from Contracts with Customers, establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Sales tax is collected on sales in all states with a sales tax and the District of Columbia. These taxes are recorded as a liability until remittance.  Liabilities are recorded for store credit issued to customers.

The Company generates revenues in two business segments: (1) the North American operations which includes all foreign distributors outside of Europe, and (2) European operations which includes the European Union countries and the Middle Eastern wholesale accounts. The Company primarily sells through three channels: direct-to-consumer, third-party platforms such as Amazon, and wholesale/distribution.

The following tables present the Company's revenues disaggregated by reportable operating segments and distribution channel:

Growth of net revenue by geography:

(in thousands)	2022	2021
North American	$43,265	$31,326
European	5,487	2,285
Total	$48,752	$33,611

Growth of net revenue by channel:

(in thousands)	2022	2021
Direct-to-consumer	$32,078	$23,844
Wholesale/Distributor	10,176	6,179
Amazon	6,498	3,588
Total	$48,752	$33,611

No customer accounted for 10% or more of the Company's consolidated net revenues during the years ended December 31, 2022 and 2021.

22

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the consolidated statements of operations. For the years ended December 31, 2022 and 2021, the Company had merchant account fees of $1,111,625 and $644,921, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in cost of goods sold in the consolidated statements of operations. Shipping and handling fees billed to customers are included in revenues.

Advertising

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances, and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Earnings/(Loss) per Share

Net earnings/(loss) per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share in the statements of operations and comprehensive income.  Diluted net earnings or loss per share reflects the potential common shares that could be purchased for the outstanding unexercised employee stock options applying the treasury stock method. For the reporting years ending December 31, 2022 and 2021 the Company issued 46,943 and 137,214 options for Class A Voting shares to certain eligible employees and a board member. These options are dilutive and have been included in the December 31, 2022 and 2021 diluted earnings per share computation.

New Accounting Standards

FASB issued ASU 2016-02, Leases (Topic 842), and subsequent Updates to amend the lease accounting and reporting for all entities. These Updates require a reporting entity that entered a lease contract as a lessee to recognize in the statement of financial position a liability to make lease payments and a right-of-use (“ROU”) asset representing the right to obtain all the economic benefits from the use of the asset and the right to direct the use of the asset for the duration of the lease term. Qualitative disclosures along with quantitative disclosures are required for the lessees and lessors with the goal of enabling users of financial statements to assess the amount, timing and any uncertainty of cash flows arising from leases. ASU 2016-02 was effective beginning in 2020, and early adoption was permitted. On June 3, 2020, the FASB issued ASU 2020-05 providing an optional one-year deferral of the effective date of ASU 2016-02 to January 1, 2022, with the interim periods within the annual reporting periods effective after December 15, 2022.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

The Company adopted the updates under the modified retrospective transition method as of January 1, 2022. The new standard provides optional practical expedients for transition. We elected the package of practical expedients, which permits us to not reassess the prior conclusions (under legacy GAAP Topic 840) about the lease identification, lease classification, and initial direct costs at transition. Additionally, we elected the practical expedients made available under the updates as our accounting policy to not separate lease and non-lease components by class of underlying asset. For short-term leases (as defined in Topic 842), we made an accounting policy election to apply accounting similar to Topic 840’s operating lease accounting at the commencement date of the applicable leases. Adoption of the new standard resulted in the recording of $2,402,185 in right-of-use assets and corresponding lease liabilities of $2,541,981 for operating leases on our consolidated balance sheets. The standard did not materially impact our consolidated net earnings and had no impact on consolidated cash flows.

FASB issued ASU 2016-13, Financial Instruments -Credit Losses (Topic 326): Measurement of credit Losses on Financial Instruments, and subsequent Updates to replace the incurred loss methodology for recognizing credits losses with a methodology that reflect the current expected credit losses (“CECL”) over the life of financial assets. Under the CECL model, financial assets including trade receivables are required to be estimated for credit losses taking considerations of past events, current conditions and reasonable and supportable forecasts into account. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact that ASU 2016-13 and the Updates will have on its consolidated financial position, results of operations and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

The Company’s amended Articles of Incorporation authorized 19,824,168 shares of Class A Voting Common Stock ($0.0001 par), 175,832 shares of Class B Non-Voting Common Stock ($0.0001 par) and 3,681,234 shares of Preferred Stock ($0.0001 par), with all Preferred Stock designated as Series A Preferred Stock.

As of December 31, 2022 and 2021 , the Company had 5,289,980 and 4,974,980 shares of Class A Voting Common Stock issued and outstanding, respectively. As of December 31, 2022 and 2021 , the Company had 175,707 shares of Class B Non-Voting Common Stock issued and outstanding. In 2021, the Company agreed to repurchase 125 shares of Class B Non-Voting Common Stock from a single investor. The Company had 3,681,234 shares of Series A Preferred Stock issued and outstanding as of December 31, 2022 and 2021. Additionally, the Company has reserved 733,424 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan, of which 234,267 remain available for issuance as of December 31, 2022.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share while Class B Common Stock do not have voting rights. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

The holders of Series A Preferred Stock are entitled to various protective provisions and preferences. Holders of Series A Preferred Stock are entitled to vote on an as-converted basis with holders of Class A Common Stock and to appoint directors.

The holders of Series A Preferred Stock are entitled to dividend preferences over holders of Common Stock and to preferred dividends at a rate of 10% per annum of the original issue price ($12,500,000 as of December 31, 2022 and 2021), compounded annually. Accrued dividends are payable only when, as, and if declared by the Board of Directors. As of December 31, 2022 and 2021 , accrued dividends of $2,745,171, and $1,359,247, respectively, and were outstanding but undeclared. The dividend rates are subject to dilution protections.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

The holders of Series A Preferred Stock are entitled to a liquidation preference over holders of Common Stock at the original issuance price ($3.3956) per share plus any accrued and unpaid dividends, providing a total liquidation preference of $15,245,171, and $13,859,247, as of December 31, 2022 and 2021 , respectively.

The Series A Preferred Stock are convertible, at the holder’s election, into Class A Common Stock at a dilution protected rate that is currently 1:1. The Series A Preferred Stock are mandatorily convertible into Class A Common Stock if and upon a qualifying initial public offering, as defined in the articles of incorporation.

The Series A Preferred Stock are subject to optional redemption at the holder’s election on or after December 2, 2024, at a price of the greater of the original issuance price ($3.3956 per share) plus any accrued and unpaid dividends or the fair value at the redemption date as agreed between the Company and the holders or based upon a third-party appraisal. As a result of its redemption provisions, the Series A Preferred Stock was not classified as part of stockholders’ equity in the accompanying balance sheets in accordance with ASC 480-10-S99, SEC Materials, and instead is excluded from stockholders’ equity and presented as temporary equity.

On November 30, 2022, Lena Phoenix, the Company’s co-founder/President and Steven Sashen, Co-founder/CEO, each transferred their ownership of 1,600,000 and 1,200,000 Common Stock Voting Class A shares to Summer Dojo LLC, and Autumn Moon LLC, respectively, for estate planning purposes. Summer Dojo LLC, and Autumn Moon LLC, are private equity investment entities and both transferees become the principal owners (defined as holding more than 10% of the Company’s equity) of Feel the World, Inc. after receiving the transferred shares.

NOTE 4:  SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of December 31, 2022 and 2021:

Borrowings:	2022	2021
La Plata (a)	$—	$—
JP Morgan Chase Loan (b)	1,850,000	1,975,000
JP Morgan Chase Line of Credit (b)	3,934,422	—
Total Borrowings:	$5,784,422	$1,975,000

(a) The Company had an outstanding promissory note with La Plata Capital LLC. for a principal amount of $1,800,000 with the fixed annual interest rate of 11% payable monthly. The maturity date of this note was December 2, 2022. The Company extinguished the note and made the full payment for the outstanding principal and accrued interest of $1,800,000 and $8,250, respectively, on November 15, 2021.

(b) On November 12, 2021, the Company entered into a credit agreement with JP Morgan Chase comprised of a term commitment for $2,000,000 and a revolving commitment for $4,000,000. The term commitment has a maturity date of November 12, 2025, at which time payment of the full principal amount is due. The revolving commitment has a maturity date of November 12, 2024. On February 2, 2022, the Company drew and utilized the full credit available under the revolving commitment of $4,000,000.

The interest rate for both the term and revolving commitment is LIBOR plus 3.250%. For the year ending December 31, 2022, the weighted average interest rates for the term and revolving commitments were 8.22% and 4.65%, respectively. As of December 31, 2022, the interest rates for the term and revolving commitments were 9.75% and 8.06%, respectively. Additionally, a commitment fee of 0.25% is paid on the unused balance of the revolving commitment. Borrowings under this credit agreement are secured by substantially all the assets of the Company.

The credit agreement requires the Company to maintain a minimum total leverage ratio of 2.50 and a minimum fixed charge coverage ratio of 1.20. Additionally, the credit agreement limits the Company’s indebtedness, in addition to various covenants. As of December 31, 2022, the Company was in compliance with all financial covenants under the credit agreement.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

As of December 31, 2022, the balance of the term commitment was $1,850,000 and the revolving commitment was $4,000,000, which is presented net of unamortized discounts of $65,578 for a carrying value of $3,934,422. Total interest paid in 2022 was $309,864. Legal and origination fees of $88,062 were capitalized to the principal balance and will be amortized over the life of the credit agreement, of which $22,484 was amortized in 2022.

Future minimum principal payments on the Company’s outstanding debts as of December 31, 2022 are as follows:

2023	$225,000
2024	$4,325,000
2025	$1,300,000
Total	$5,850,000

NOTE 5:  INCOME TAXES

The provision for income taxes for the years ended December 31, 2022 and 2021 are as follows:

	2022	2021
Current:
Federal	$245,202	$591,524
State	12,926	172,719
Total current	258,128	764,243
Deferred:
Federal	(230,440)	(26,653)
State	(46,997)	(7,092)
Total deferred	(277,437)	(33,745)
Total provision for (benefit from) income tax	$(19,309)	$730,498

The Company had a tax receivable of $678,249 and $273,614 as of December 31, 2022 and 2021, respectively.

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

Deferred tax assets and liabilities as of December 31, 2022 and 2021, are as follows:

	2022	2021
Deferred tax assets:
Employee stock option	$16,769	$20,171
Accrued expenses	45,275	58,136
Lease liability	626,632	—
Capitalized Section 174 expenses	305,851	—
Charitable contributions	33,127	—
Net operating loss	73,901	—
R & D credit	29,130	—
Interest expense limitation	44,573	—
	1,175,258	78,307
Deferred tax liabilities:
Property and equipment	(263,901)	(124,250)
Right-of-use asset	(592,171)	—
Amortization	(25,585)	(11,494)
	(881,357)	(135,744)

Valuation allowance	(73,901)	—

Net deferred tax asset (liability)	$220,000	$(57,437)

26

FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

The following table reconciles the statutory federal income tax rate to actual rates based on net income or loss before income taxes for the years ended December 31, 2022 and 2021, respectively.

	2022	2021
U.S. federal taxes at statutory rate	21%	21%
State income taxes, net of federal tax benefit	-2%	3%
Effect of non-U.S. operations	3%	0%
Stock compensation	-18%	0%
Research and development credits	-6%	-1%
Net operating loss	5%	0%
Other	-4%	-1%
Effective income tax rate	-1%	22%

The Company has a net operating loss in the Netherlands of approximately $492,675 that can be carried forward indefinitely. A valuation allowance has been established on the net operating loss generated in the Netherlands as it is more-likely-than not that this deferred tax asset will not be realized.

The Company is not presently subject to any income tax audit in any taxing jurisdiction. Tax returns for periods before December 31, 2018 are no longer open for audit.

NOTE 6: LEASE OBLIGATIONS

The Company operates in one leased location for office in Broomfield, Colorado and one leased warehouse location in Denver, Colorado. We also entered into master lease agreements for certain office equipment. Our operating leases expire at various dates through the year 2027 and generally include options for renewal. The exercise of lease renewal options is at the Company’s sole discretion. Our operating lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2022, we had operating lease right-of-use assets and operating lease liabilities of $2,402,185 and $2,541,981, respectively.

Lease expense is recognized in Operations expense within the consolidated statements of operations and comprehensive income and primarily consisted of operating lease costs of $538,035, short-term lease costs of $36,617, and variable lease costs of $127,890 for the reporting year ended December 31, 2022. Prior to January 1, 2022, rent expense was recognized under the respective guidance under ACS Topic 840. Total rent expense for the year ended December 31, 2021, was $489,619.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

The following table includes supplemental information related to operating leases:

December 31, 2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating lease	$587,048
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	440,022
Weighted average remaining lease terms(years):
Operating leases	3.51
Weighted average discount rate:
Operating leases	7.38%

The undiscounted cash flows for future maturities of the Company’s operating lease liabilities and the reconciliation to the operating lease liabilities recognized in the consolidated balance sheets are as follows:

December 31, 2022
2023	$724,925
2024	627,834
2025	637,297
2026	650,801
2027	218,466
Thereafter	—
Total lease payments	2,859,323
Less: imputed interest	(317,341)
Present value of lease liabilities	$2,541,982

NOTE 7: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, the Company implemented the 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 818,181 shares of Class A Voting Common Stock for issuance under the Plan. The Company’s Board of Directors amended the stock option plan to reduce the number of authorized options from 818,181 to 733,424 per the terms of the December 2, 2020 stock purchase and exchange agreement. As of December 31, 2022 and 2021, there remains 234,267 and 281,210 shares, respectively, available for issuance under the Plan.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

The following table is the summary of stock option activities for the reporting periods ended on December 31, 2022 and 2021:

	December 31, 2022		December 31, 2021
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	452,214	$1.61	315,000	$0.83
Granted	46,943	$5.50	137,214	$3.40
Exercised	(315,000)	$0.83	—	$—
Forfeited	—	$—	—	$—
Outstanding - end of year	184,157	$3.77	452,214	$1.61

Exercisable at end of year	37,914	$3.40	315,000	$0.83

Intrinsic value of options outstanding at reporting year	$318,313		$808,164

Weighted average duration (years) to expiration of outstanding options at end of year	8.67		5.93

Weighted average duration (years) to expiration of exercisable options at end of year	8.52		4.38

Key data inputs (estimates or assumptions) used to determine the fair value of stock options under the Black-Scholes option-pricing model is summarized in the following table:

	December 31, 2022	December 31, 2021

Risk Free Interest Rate	1.45% - 3.00%	1.37% - 1.63%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	24.90% -34.20%	30.38% - 35.60%
Expected Life (years)	5	5
Fair Value per Stock Option	$1.21 - $2.75	$1.40 - $1.61

The Company uses the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of its stock price, and the risk-free interest rate, among others. These assumptions reflect best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of the Company’s control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. All stock-based compensation is expensed when awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. Stock compensation expense of $68,022 and $24,016 was recognized for the years ending December 31, 2022 and 2021, respectively. The fair value of the option grants as of December 31, 2022 was $307,862 with an unamortized compensation expense of $215,733 to be recorded over the next two and a half years.

The Company has a Long-Term Incentive Plan that sets aside 5% of net proceeds from a liquidity event to be paid to the Company’s employees.

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FEEL THE WORLD, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 8: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations .

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through April 30, 2023, the date the consolidated financial statements were available to be issued.

Lease

On January 27, 2023, the Company entered into an office lease agreement for its headquarters in Broomfield, Colorado. The initial term of the lease will commence on September 1, 2023 and expire on November 30, 2028. The estimated right-of-use asset and lease liability will be approximately $1,229,985 (see Note 6).

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on May 1, 2023.

Feel The World, Inc. d.b.a. Xero Shoes

/s/ David Barnhill
By David Barnhill, Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the

 /s/ Steven Sashen

Steven Sashen, Chief Executive Officer and Director

Date: May 1, 2023

/s/ Lena Phoenix

Lena Phoenix, President and Director

Date: May 1, 2023.

/s/ Erin Edwards

Director

Date: May 1, 2023.

/s/ Marc Schneider

Director

Date: May 1, 2023.

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